UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     1    )*

US ECOLOGY, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

91732J102

(CUSIP Number)

February 1, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91732J102

(1)	Names of reporting persons. I.R.S. Identification Nos. of above Persons (entities only). EDWARD F. HEIL
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES OF AMERICA
(5) Sole voting power 1,226,866
(6) Shared voting power 0
(7) Sole dispositive power 1,226,866
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,226,866
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.7%
(12)	Type of reporting person (see instructions) IN

Item 1

(a)	Name of Issuer:

US ECOLOGY, INC.

(b)	Address of Issuer’s Principal Executive Offices:

LAKEPOINT CENTRE I

300 E. MALLARD DRIVE, SUITE 300

BOISE, IDAHO 83706

Item 2

(a)	Name of Person Filing:

EDWARD F. HEIL

(b)	Address of Principal Business Office or, if none, Residence:

8052 FISHER ISLAND DRIVE

FISHER ISLAND, FL 33109

(c)	Citizenship:

UNITED STATES OF AMERICA

(d)	Title of Class of Securities:

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(e)	CUSIP Number:

91732J102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,226,866 (1)

(b)	Percent of class:

6.7% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,226,866

(ii)	Shared power to vote or to direct the vote: 0

(ii)	Sole power to dispose or to direct the disposition of: 1,226,866

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]

Includes 44,166 shares of the Issuer’s Common Stock that were beneficially owned by Mr. Heil prior to the filing of the original Schedule 13G on February 3, 2012 and that were inadvertently omitted from the original Schedule 13G.

[2]

All percentages herein are based on 18,317,514 shares of the Issuer’s Common Stock reported to be outstanding as of November 4, 2011, as reported on Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

/s/ Edward F. Heil
Edward F. Heil